Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred finance charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Year Ended December 31,
	2009	2010	2011	2012	2013
Calculation of income/(loss) from continuing operations before income taxes and fixed charges	($ in thousands)
Net income/(loss) from continuing operations	$(80,877)	$(9,914)	$20,887	$205,287	$217,054
Income tax expense	—	—	—	71,296	129,200
Loss from equity method investments	—	—	107	14,571	—
Fixed charges	73,431	119,288	109,039	202,470	547,781
Earnings as adjusted	(7,446)	109,374	130,033	493,624	894,035
Calculation of fixed charges
Interest expense	69,883	116,163	105,375	197,308	538,805
Interest on lease obligations	3,548	3,125	3,664	5,162	8,976
Total fixed charges	73,431	119,288	109,039	202,470	547,781
Calculation of earnings to fixed charges	(0.10)	0.92	1.19	2.44	1.63
Coverage deficiencies	80,877	9,914	—	—	—